SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

 (Mark one)

X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended: December 31, 2008

 OR

___	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from             to

 Full title of the plan and the address of the plan, if different from that of the issuer named below:

 Bar Harbor Bankshares 401(k) Plan

 Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

 Bar Harbor Bankshares
82 Main Street
Bar Harbor, Maine 04609

BAR HARBOR BANKSHARES 401(k) PLAN

Financial Statements and Supplemental Schedules

December 31, 2008 and 2007

With Report of Independent Registered Public Accounting Firm Thereon

BAR HARBOR BANKSHARES 401(k) PLAN

Financial Statements and Supplemental Schedules

December 31, 2008 and 2007

Table of Contents

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits at December 31, 2008 and 2007	2

Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2008 and 2007	3

Notes to Financial Statements	4

Supplemental Schedules*

1     Schedule H, Line 4i – Schedule of Assets Held at End of Year
9

2     Schedule H, Line 4j – Schedule of Reportable Transactions
10

* Schedules required by Form 5500 that are not applicable have not been included.

Report of Independent Registered Public Accounting Firm

Plan Administrator
Bar Harbor Bankshares 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Bar Harbor Bankshares 401(k) Plan (the Plan) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year and schedule of reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/KPMG LLP

Albany, New York
June 22, 2009

BAR HARBOR BANKSHARES 401(k) PLAN
Statements of Net Assets Available for Benefits
December 31, 2008 and 2007

	2008	2007
Investments, at fair value (note 3):
Cash	$1,602	—
Wilmington Prime Money Market Fund	986,883	—
Fiserv Trust Institutional Money Market Fund	—	844,024
Mutual Funds	4,914,799	7,434,648
Common stock of Bar Harbor Bankshares	1,499,946	1,407,958
Total investments	7,403,230	9,686,630

Participant loans	375,491	329,984
Receivables:
Employer contribution	9,615	9,195
Participant contribution	20,994	19,172
Total receivables	30,609	28,367
Net assets available for benefits	$7,809,330	10,044,981
See accompanying notes to financial statements.

BAR HARBOR BANKSHARES 401(k) PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2008 and 2007

	2008	2007
Additions to net assets attributed to:
Investment (loss) income:
Net (depreciation) appreciation in investments	$(3,007,390)	372,077
Interest and dividends	268,771	206,563
Investment (loss) income	(2,738,619)	578,640
Contributions:
Participants	582,801	525,053
Employer	270,235	245,808
Rollovers	50,756	146,353
Total contributions	903,792	917,214
Total (decrease) increase	(1,834,827)	1,495,854
Deductions from net assets attributed to:
Distributions	(400,824)	(573,280)
Net (decrease) increase in assets available for benefits	(2,235,651)	922,574
Net assets available for benefits:
Beginning of year	10,044,981	9,122,407
End of year	$7,809,330	10,044,981

See accompanying notes to financial statements.

BAR HARBOR BANKSHARES 401(k) PLAN

Notes to Financial Statements

December 31, 2008 and 2007

(1)    Description of Plan

  The following description of the Bar Harbor Bankshares (the Company or the Plan Sponsor) 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)    General

    The Plan is a defined contribution plan covering all employees of the Company who have achieved the age of 20-1/2. There is no service requirement for eligibility. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

        (b)         Contributions

    Each year, participants may contribute up to 50% (limited to regulatory ceilings) of pretax annual compensation, as defined in the Plan. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions (limited to regulatory ceilings). Participants may also contribute amounts representing distributions from other qualified defined benefit, IRA’s, or defined contribution plans. Participants direct the investment of their contributions into investment options offered by the Plan.

    The Plan currently offers investment options for participants. During 2008, the Company matched 100% up to the first 3% of each participant’s salary deferred and 50% on deferrals from 4% to 5% of each participant’s salary. During 2007, the Company matched 100% up to the first 3% of each participant’s salary deferred and 50% on deferrals from 3% to 5% of each participant’s salary. The Company match is 100% vested immediately and invested in the same manner as the participant has directed for their contributions. Additional profit sharing amounts may be contributed at the option of the Company’s board of directors and, if provided, are vested immediately and invested as directed by the participant. Additional contributions of $0 and $450 were made in 2008 and 2007, respectively.

(c)      Participants’ Accounts

    Each participant’s account is credited with the participant’s contribution, allocations of the Company’s match, and profit sharing contributions along with an allocation, based upon a participant’s account balance, of any earnings or losses. The Company pays Plan expenses. The benefit to which a participant is entitled is the benefit that can be provided from the Participant’s vested account.

(d)      Vesting

    Participants are vested immediately in their personal contributions and the Company’s contributions.

(e)     Plan Termination

    Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would remain 100% vested in all funds represented by their account balance.

BAR HARBOR BANKSHARES 401(k) PLAN

Notes to Financial Statements

December 31, 2008 and 2007

        (f)         Payment of Benefits

    On termination of service due to death, disability, or retirement, a participant may elect to receive payment either (a) in a lump-sum amount equal to the value of the vested interest in his or her account or (b) in annual installments. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. Participants with balances in their accounts of less than $5,000 must take a lump sum distribution.

        (g)         Participant Loans

    Participants may borrow from their accounts the lesser of $50,000 or 50% of the account balance. Participants may carry up to two loans secured by the balance in their account. Loans are generally fixed rate and are written with an interest rate of 1% over Prime. Existing loans presently range from 5% to 9.25%. Principal and interest is paid according to amortization schedules through biweekly payroll deductions.

        (h)         Risks and Uncertainties

  The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rates and market risks. Due to the level of risk associated with investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

(2)    Summary of Significant Accounting Policies

        (a)         Basis of Presentation

    The Plan’s financial statements have been prepared on an accrual basis of accounting. Benefits are recorded when paid. Cash equivalents are generally funds held in the Wilmington Prime Money Market Fund at December 31, 2008 and Fiserv Trust Institutional Money Market Fund at December 31, 2007. Amounts in prior year’s financial statements are reclassified when necessary to conform with current year’s presentation.

        (b)         Investments and Participant Loans

    The Plan’s investments are valued on a daily basis, using established market values. Participant loans are valued at their outstanding balances, which approximate fair value. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

        (c)         Use of Estimates

  The preparation of financial statements, in conformity with U.S. generally accepted accounting principles, require management to make estimates and assumptions affecting the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. The current economic environment has increased the degree of uncertainty inherent in those estimates and assumptions.

BAR HARBOR BANKSHARES 401(k) PLAN

Notes to Financial Statements

December 31, 2008 and 2007

(3)    Investments

  Investments, including those that represent 5% or more of the net assets available for benefits, at December 31, 2008 or 2007 are as follows:

	2008	2007
Money market funds:
Wilmington Prime Money Market Fund	$986,883	—
Fiserv Trust Institutional Money Market Fund	—	844,024
Mutual funds:
American Growth Fund Inc	948,599	1,553,846
American Europacific Growth Fund	564,789	641,800
American New Perspective Fund	411,684	531,372
Intermediate Bond Fund America	555,620	566,214
Investment Company of America	589,305	1,040,124
MFS Total Return Fund A	469,652	557,299
Blackrock – Mid Cap Value Equity Fund Class A	480,928	918,637
Blackrock – Aurora Class A	376,315	807,864
Vanguard 500 Index Fund Signal Shares	517,907	817,492
Common stock:
Bar Harbor Bankshares	1,499,946	1,407,958

  During 2008 and 2007, the Plan’s investments (depreciated) appreciated in value (including realized gains and losses on investments bought, sold, and held during the year) as follows:

	Year ended December 31
	2008	2007
Mutual funds	$(2,707,454)	387,096
Common stock of Bar Harbor Bankshares	(299,936)	(15,019)
	$(3,007,390)	372,077

(4)    Fair Values of Financial Instruments

The Plan adopted Statement of Financial Accounting Standard No. 157, Fair Value Measurements (SFAS No. 157), on January 1, 2008. SFAS No. 157 establishes a three-level hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels are defined as follows:

  Level 1 – Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

BAR HARBOR BANKSHARES 401(k) PLAN

Notes to Financial Statements

December 31, 2008 and 2007

  Level 2 – Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
  Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement (i.e. supported by little or no market activity).

The following table presents the financial instruments recorded at fair value by the Plan as of December 31, 2008:
	Recurring fair value measurements at December 31, 2008
Description	December 31, 2008	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Mutual Funds	$4,914,799	4,914,799	—	—
Common stock of Bar Harbor
Bankshares	1,499,946	1,499,946	—	—

(5)    Income Tax Status

  The Internal Revenue Service has issued an opinion letter dated December 19, 2001 to the sponsor of the Plan that the form of the Plan and underlying trust, as then designed, were in compliance with the applicable requirements of the Internal Revenue Code (IRC) and therefore the Plan is exempt from income taxes. Although the Plan has been amended since receiving the opinion letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(6)     Party-in-Interest Transactions

Shares of common stock issued by the Company, represent certain Plan investments (see note 3). The decision to invest in Company stock is voluntary on the part of participants. These transactions are party-in-interest transactions. Senior officers are prohibited from purchasing, selling, or reallocating their positions in the Company’s common stock during times of established blackouts or while in possession of insider information. Bar Harbor Trust Services, a subsidiary of the Plan Sponsor, is the custodian with respect to the common stock of the Plan Sponsor. Shares of Wilmington Prime Money Market Fund issued by Wilmington Trust Retirement and Institutional Services Company, the Plan trustee, represent party-in-interest transactions (see note 3). Participant loan distributions and repayments are also considered party-in-interest transactions.

BAR HARBOR BANKSHARES 401(k) PLAN

Notes to Financial Statements

December 31, 2008 and 2007

			Schedule 1
BAR HARBOR BANKSHARES 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets Held at End of Year
December 31, 2008

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Current value
	Cash	Cash	$1,602
**	Wilmington Trust Retirement and
	Institutional Services Company	Money market fund	986,883
	Intermediate Bond Fund America	Bond mutual fund, 43,612 shares	555,620
	American Growth Fund Inc	Equity mutual fund, 46,318 shares	948,599
	Investment Company of America	Equity mutual fund, 28,115 shares	589,305
	MFS Total Return Fund A	Equity mutual fund, 41,053 shares	469,652
	Vanguard 500 Index Fund
	Signal Shares	Equity mutual fund, 7,545 shares	517,907
	Blackrock – Mid Cap Value Equity
	Fund Class A	Equity mutual fund, 67,075 shares	480,928
	Blackrock – Aurora Class A	Equity mutual fund, 28,146 shares	376,315
	American Europacific Growth Fund	Foreign equity mutual fund, 20,163 shares	564,789
	American New Perspective Fund	Foreign equity mutual fund, 21,805 shares	411,684
**	Bar Harbor Bankshares	Common stock, 41,364 shares	1,499,946
**	Participant loans receivable	Interest rates – 5.00% – 9.25%	375,491
			$7,778,721
**	Party-in-interest.

See accompanying report of independent registered public accounting firm

BAR HARBOR BANKSHARES 401(k) PLAN

Notes to Financial Statements

December 31, 2008 and 2007

Schedule 2
BAR HARBOR BANKSHARES 401(k) PLAN
Schedule H, Line 4j – Schedule of Reportable Transactions
Year ended December 31, 2008
(a) Identify of party involved	(b) Description of asset (include interest rate and maturity in case of a loan)	(c) Purchase price	(d) Selling price	(e) Lease rental	(f) Expense incurred with transaction	(g) Cost of asset	(h) Current value of asset on transaction date	(i) Net gain or (loss)
Wilmington Trust Retirement and	Money Market Fund (871,368 units)
Institutional Services Company		871,368	—	—	—	871,368	871,368	—
Fiserv Trust Company	Money Market Fund
	(871,368 units)	—	871,368	—	—	871,368	871,368	—
Reportable transactions, for the purposes of this schedule are:
(1)	A single transaction within the plan year in excess of 5% of the current value of the plan assets at the beginning of the plan year.
(2)

Any series of transactions with, or in conjunction with, the same person, involving property other than securities, which amount in the aggregate within the plan year (regardless of the category of asset and the gain or loss on any transaction) to more than 5% of the current value of plan assets at the beginning of the Plan year.

(3)

Any transaction within the plan year involving securities of the same issue if within the plan year any series of transactions with respect to such securities amount in the aggregate to more than 5% of the current value of the plan assets at the beginning of the Plan year, and

(4)

Any transaction within the plan year with respect to securities with, or in conjunction with, a person if any prior or subsequent single transaction within the plan year with such person, with respect to securities, exceeds 5% of the current value of plan assets at the beginning of the Plan year.

See accompanying report of independent registered public accounting firm.

BAR HARBOR BANKSHARES 401(k) PLAN

Notes to Financial Statements

December 31, 2008 and 2007

REQUIRED INFORMATION

The Bar Harbor Bankshares 401(k) Plan (the Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and supplemental schedule of the Plan for the two fiscal years ended December 31, 2008 and 2007, have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees who administer the Bar Harbor Bankshares 401(k) Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Bar Harbor Bankshares 401(k) Plan

By:

/s/ Marsha C. Sawyer

Date: June 29, 2009

Marsha C. Sawyer

Plan Administrator

BAR HARBOR BANKSHARES 401(k) PLAN

Notes to Financial Statements

December 31, 2008 and 2007

EXHIBIT INDEX

Exhibit No.	Exhibit
23	Consent of KPMG LLP

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Bar Harbor Bankshares:

We consent to the incorporation by reference in the registration statement on Form S-8 (File No. 333-122941) of Bar Harbor Bankshares of our report dated June 22, 2009 relating to the statements of net assets available for benefits of the Bar Harbor Bankshares 401 (k) Plan as of December 31, 2008 and 2007 and the related statements of changes in net assets available for benefits for the years then ended, which report appears in the December 31, 2008 annual report on Form 11-K of Bar Harbor Bankshares 401 (k) Plan.

/s/ KPMG LLP

Albany, New York
June 29, 2009